UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 2, 2021

UNION ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39089	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1425 Brickell Ave., #57B Miami, FL	33131
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 981-0630
Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one ordinary share and one redeemable warrant to acquire one ordinary share	LATNU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	LATN	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	LATNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of Union Acquisition Corp. II, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2021 (the “March 31 Current Report”), in which Union Acquisition Corp. II reported among other events, the execution of the Business Combination Agreement (as defined below). This Amendment is being filed to describe the material terms of the Business Combination Agreement (as defined herein) and related agreements, which are filed as exhibits herewith.

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On March 31, 2021, Union Acquisition Corp. II (the “Registrant” or “SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta (the “Company”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement”).

The Business Combination

Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) outstanding will be exchanged with Holdco for the right to receive ordinary shares of Holdco, nominal value $0.01 per share (“Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, (b) the SPAC Warrants will become warrants of Holdco (“Holdco Warrants”) exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants and (c) Holdco shall enter into an Assignment, Assumption and Amendment Agreement with SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, to amend and assume SPAC’s obligations under the existing Warrant Agreement, dated October 17, 2019, to give effect to the conversion of SPAC Warrants to Holdco Warrants; (ii) immediately following consummation of the Merger and pursuant to those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, and entered into by and among Holdco, the Company and each of the shareholders of the Company (the “Company Shareholders”) (collectively, the “Exchange Agreements”), each of the Company Shareholders, effective on the Closing Date immediately following the Merger (the “Exchange Effective Time”) will contribute its respective ordinary shares of the Company, nominal value $1.00 per share (“Company Ordinary Shares”) to Holdco in exchange for Holdco Ordinary Shares, and, in the case of the International Finance Corporation (“IFC”), for Holdco Ordinary Shares and redeemable B shares of Holdco (the “Holdco Redeemable B Shares”), to be subscribed for by each such Company Shareholder (such contributions and exchanges of Company Ordinary Shares for Holdco Ordinary Shares and, with respect to IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”) and Holdco will, simultaneously with the Exchange, redeem all redeemable A shares of Holdco (the “Holdco Redeemable A Shares” and together with the Holdco Ordinary Shares and Holdco Redeemable B Shares, the “Holdco Shares”) held by the Company as a result of its incorporation; (iii) as a result of the Exchange, the Company will become a direct wholly-owned subsidiary of Holdco and the Company Shareholders will become holders of issued and outstanding Holdco Shares; and (iv) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares for a total purchase price of $60,000,000 in accordance with that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Business Combination Agreement.

Upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Exchange Agreements at the Exchange Effective Time, the Exchange will take place based on an exchange ratio of 33.444848 used to determine the number of aggregate Holdco Shares valued at $10.00 per Holdco Share for which the aggregate Company Ordinary Shares will be exchanged (the “Exchange Consideration”). The valuation of the Company Ordinary Shares contributed to Holdco by the Company Shareholders against new Holdco Shares pursuant to the Exchange shall be deemed to be, as of the Exchange Effective Time, the sum of US$971,286,889 plus the amount, if any, by which the SPAC Transaction Expenses exceed the SPAC Transaction Expenses Cap.

Pursuant to the Exchange Agreements, each Company Shareholder has also agreed to not transfer any of its Company Ordinary Shares before the earlier to occur of the Exchange and the termination of the Business Combination Agreement pursuant to its terms.

In connection with the closing of the transactions contemplated by the Transaction Documents, including the Exchange and the Merger (the “Transactions”), Holdco, certain Company Shareholders and the Sponsors shall enter into a Nomination Agreement pursuant to which, among other things and subject to certain conditions, certain Company Shareholders and the Sponsors shall have the right to propose directors for appointment to the Holdco Board, subject to Holdco shareholder approval.

Conditions to Each Party’s Obligations

The obligation of the parties to consummate the Transactions are subject to the satisfaction or waiver of customary closing conditions at or prior to the Closing, including (i) Registrant shareholder and Holdco approvals; (ii) issuance of statutory independent auditor reports regarding the contributions relating to the issuance of Holdco Shares under the Merger and the Exchange; (iii) consummation of the PIPE Investment; (iv) absence of any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions; (v) effectiveness of the registration statement on Form F-4 relating to Holdco Ordinary Shares and Holdco Warrants to be issued in the Merger; (vi) Nasdaq listing approval of the Holdco Ordinary Shares; (vii) execution and delivery of the Registration Rights and Lock-Up Agreement and the Nomination Agreement; and (viii) Registrant having at least $5,000,001 of net tangible assets.

The obligations of Registrant to consummate the Transactions are subject to certain additional conditions at or prior to the Closing, including (i) the accuracy of certain representations and warranties of the Company, Holdco, and Merger Sub except, with respect to certain representations and warranties, where the failure of such representations and warranties to be true and correct does not result in a Company Material Adverse Effect or is not materially adverse to Holdco or Merger Sub, as applicable; (ii) the performance or compliance in all material respects with all agreements and covenants required by the Business Combination Agreement, with certain exceptions; (iii) the delivery to Registrant of certifications as to the satisfaction of the conditions; and (iv) the absence of a Company Material Adverse Effect.

The obligations of the Company to consummate the Transactions are subject to certain additional conditions at or prior to the Closing, including (i) the accuracy of certain representations and warranties of Registrant except, with respect to certain representations and warranties, where the failure of such representations and warranties to be true and correct does not result in a SPAC Material Adverse Effect; (ii) the performance or compliance in all material respects with all agreements and covenants required by the Business Combination Agreement; (iii) the Registrant’s delivery to the Company of certifications as to the satisfaction of the conditions; (iv) the absence of a SPAC Material Adverse Effect; (v) after giving effect to the exercise of the Redemption Rights by holders of SPAC Ordinary Shares and SPAC Warrants and payments related thereto, Registrant will have at least an aggregate of one hundred eighty five million dollars ($185,000,000) of cash held either in or outside the Trust Account, including the aggregate amount of the PIPE Investment Amount; and (vi) the transfer of 325,000 SPAC Warrants to a third party.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the Company, Registrant, Holdco and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and the Ancillary Agreements to which they are party and their outstanding capitalization. The representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

Covenants

The Business Combination Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to consummate the Transactions, (iii) Registrant, Company and Holdco preparing and Holdco filing a registration statement containing a proxy statement/prospectus for the purpose of soliciting proxies from Registrant’s shareholders to vote in favor of certain matters and registering under the Securities Act of 1933, as amended (the “Securities Act”) the Holdco Ordinary Shares and Holdco Warrants to be issued in connection with the Merger, (iv) the protection of, and access to, confidential information of the parties and (v) the parties’ efforts to obtain necessary approvals from Governmental Authorities. The covenants of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the Closing of the Transactions, except for those covenants that by their terms require performance after the Closing.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the date on which the Merger is effective in accordance with the Cayman Islands Companies Act (the “Merger Effective Time”), notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of the Registrant, (i) by mutual written consent of Registrant and the Company; (ii) by either Registrant or the Company if the Merger Effective Time shall not have occurred prior to 5:00 p.m. (New York time) on October 15, 2021, subject to certain exceptions; (iii) by either Registrant or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transaction or the Merger; (iv) by either Registrant or the Company if any of the Registrant proposals shall fail to receive the requisite vote for approval at Registrant’s shareholders’ meeting; (v) by Registrant upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of the Company, Holdco or Merger Sub that remains uncured for more than 30 days after written notice of such breach is provided by Registrant to the Company, or if any representation or warranty of the Company, Holdco or Merger Sub shall have become untrue, in either case such that the conditions relating to representations and warranties and certain covenants and agreements would not be satisfied; and (vi) by the Company upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Registrant that remains uncured for more than 30 days after written notice of such breach is provided by the Company to Registrant, or if any representation or warranty of Registrant shall have become untrue, in either case such that the conditions relating to representations and warranties and certain covenants and agreements would not be satisfied.

In the event that the Business Combination Agreement is terminated, all Transaction Expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions shall be paid by the party incurring such Transaction Expenses. If the Transactions are consummated, Holdco shall pay or cause to be paid, (i) the Company Transaction Expenses and (ii) the SPAC Transaction Expenses up to an amount not to exceed the SPAC Transaction Expenses Cap.

Certain Related Agreements

Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC, Union Group International Holdings Limited (“UGI”) and Union Acquisition Associates II, LLC (“UAA” and collectively with UGI, the “Sponsors”), the Company, Holdco, certain Company Shareholders (the “Eligible Company Shareholders”) and certain holders of SPAC Ordinary Shares (the “SPAC Investors”) entered into a Transaction Support Agreement (the “Transaction Support Agreement”) pursuant to which, among other things, the Sponsors and the SPAC Investors have agreed with SPAC, Holdco, the Company and the Eligible Company Shareholders to (i) waive certain rights, and (ii) take certain actions to support the Transactions. Additionally, the Sponsors have agreed to (i) forfeit certain of their SPAC Warrants immediately prior to the Merger Effective Time, and (ii) subject certain of their Holdco Ordinary Shares and Holdco Warrants, to be received in exchange for the equivalent number of SPAC Ordinary Shares and SPAC Warrants upon the consummation of the Merger, to certain restrictions to be implemented by depositing such Holdco Ordinary Shares and Holdco Warrants in an escrow account (the “Sponsor Escrowed Securities”), as described thereunder. Fifty percent (50%) of the Sponsor Escrowed Securities will be released to the Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the Sponsor Escrowed Securities will be released to the Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period (in each case, subject to any applicable lock-up restrictions under the Registration Rights and Lock-Up Agreement (as described below) or any other applicable escrow arrangement). Similarly, the Eligible Company Shareholders have agreed with SPAC, Holdco, the Company, the Sponsors and the SPAC Investors to subject certain of their Holdco Ordinary Shares to be received in the Exchange to certain restrictions to be implemented by depositing such Holdco Ordinary Shares in an escrow account (the “ECS Escrowed Securities”), as described thereunder. Fifty percent (50%) of the ECS Escrowed Securities will be released to the Eligible Company Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period, and the remaining 50% of the ECS Escrowed Securities will be released to the Eligible Company Shareholders if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share for any 20 trading days within any 30-day trading period.

The foregoing description of the Transaction Support Agreement is qualified in its entirety by reference to the full text of the Transaction Support Agreement, a copy of which is included as Exhibit 10.3 to this Amendment No. 1, and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

In connection with the closing of the Transactions, Holdco, the Sponsors, certain other persons and entities holding SPAC Ordinary Shares (the “Original Holders”) and the Company Shareholders will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) pursuant to which, among other things, the Sponsors, the Original Holders and the Company Shareholders shall have customary demand and piggyback registration rights in connection with the Holdco Ordinary Shares issued to them in the Merger or the Exchange. Additionally, the Holdco Ordinary Shares held by the Sponsors and the Original Holders which were previously SPAC Ordinary Shares will be subject to a lock-up until the earliest of: (i) the date that is one year from the Closing Date, (ii) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date, or (iii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

The Holdco Ordinary Shares held by Company Shareholders, except for four million Holdco Ordinary Shares held by Company Shareholders other than IFC, will be subject to a lock-up until the earliest of: (i) the date that is 180 days from Closing Date, and (ii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Four million Holdco Ordinary Shares held by Company Shareholders other than IFC will be subject to a lock-up until the earliest of: (i) the date that is 90 days from Closing Date, (ii) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.00 per Holdco Ordinary Share for any 20 trading days within any 30-trading day period commencing on the Closing Date, and (iii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit 10.4 to this Amendment No. 1, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

PIPE Subscription Agreements

The Registrant has entered into separate subscription agreements (collectively, the “Subscription Agreements”), dated March 31, 2021, with certain investors, pursuant to which SPAC has agreed to issue and sell, in private placements to close contemporaneously with, but immediately prior to, the Merger, an aggregate of 10,000,000 SPAC Ordinary Shares, for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”), which will automatically be converted into Holdco Ordinary Shares at the Merger Effective Time. The Subscription Agreements give the investors customary registration and indemnification rights.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Amendment No.1, and incorporated herein by reference.

The securities issued pursuant to the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The descriptions of the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements, the Transaction Support Agreement, the Registration Rights and Lock-Up Agreement and the Transactions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Business Combination Agreement, the form of Exchange Agreement, the form of Subscription Agreement, the Transaction Support Agreement and the form of the Registration Rights and Lock-Up Agreement filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively. The Business Combination Agreement, the form of Exchange Agreement, the form of Subscription Agreement, the Transaction Support Agreement and the form of the Registration Rights and Lock-Up Agreement have been included as an exhibit to this Amendment No 1. on Form 8-K/A (this “Amendment No. 1”) to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Registrant, the Company, or any other party to the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements, the Transaction Support Agreement, the Registration Rights and Lock-Up Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements the Transaction Support Agreement and the Registration Rights and Lock-Up Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements, the Transaction Support Agreement and the Registration Rights and Lock-Up Agreement, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreements, are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders, and are modified in important part by the underlying disclosure schedules which are not filed publicly. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements, the Transaction Support Agreement or the Registration Rights and Lock-Up Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements, the Transaction Support Agreement, or the Registration Rights and Lock-Up Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, the Exchange Agreements, the Subscription Agreements, the Transaction Support Agreement or the Registration Rights and Lock-Up Agreement, which subsequent information may or may not be fully reflected in Registrant’s public disclosures.

Additional Information and Where to Find It

In connection with the Transactions, Holdco is expected to file a registration statement on Form F-4 with the SEC that will include a proxy statement of SPAC that will also constitute a prospectus of Holdco. Each of SPAC and Holdco urge investors, shareholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about Holdco, the Company, SPAC and the Transactions. Such persons can also read SPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, for a description of the security holdings of SPAC’s officers and directors and their respective interests as security holders in the consummation of the Transactions. When available, the definitive proxy statement/prospectus will be mailed to SPAC’s shareholders. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131 or Procaps Group, S.A., 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Participants in Solicitation

SPAC, Holdco and the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and executive officers in SPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, which was filed with the SEC on December 30, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s participants in the solicitation, which may, in some cases, be different than those of SPAC’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

Forward-Looking Statements

This Amendment No. 1 contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the Transactions, the anticipated timing of the Transactions, the products offered by the Company and the markets in which it operates, and Holdco’s projected future results. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements also include projected financial information, including Adjusted EBITDA margin and free cash flow; the expected gross cash proceeds from the transaction; expected future capitalization; the expected listing of the shares of Holdco and the closing of the transaction; expectations relating to Holdco’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product launches in next three years; belief that Holdco will be sufficiently capitalized to provide innovative solutions and drive growth initiatives; and expected synergies through innovation, economies of scale and lower cost of capital. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities, (ii) the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the adoption of the Business Combination Agreement by the shareholders of SPAC, the satisfaction of the minimum trust account amount following redemptions by SPAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Transactions; (vii) the effect of the announcement or pendency of the Transactions on the Company’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans and operations of the Company and potential difficulties in the Company’s employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against the Company, Holdco or SPAC related to the Business Combination Agreement or the Transactions, (x) the ability to maintain the listing of SPAC’s securities on the NASDAQ Stock Market, (xi) the price of SPAC’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates, (xiv) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services; (xxii) the risk that the Company is unable to secure or protect its intellectual property; and (xxiii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-1 related to SPAC’s initial public offering, the proxy statement/prospectus discussed above and other documents filed by SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Holdco, the Company and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Holdco, the Company nor SPAC gives any assurance that either Holdco, the Company or SPAC will achieve its expectations.

No Offer or Solicitation

This Amendment No. 1 is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC, the Company or Holdco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of March 31, 2021, by and among SPAC, the Company, Holdco and Merger Sub
10.1	Form of Exchange Agreement
10.2	Form of Subscription Agreement
10.3	Transaction Support Agreement, dated as of March 31, 2021, by and among, among others, SPAC, the Company, Holdco, Union Group International Holdings Limited and Union Acquisition Associates II, LLC
10.4	Form of Registration Rights and Lock-Up Agreement

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2021	Union Acquisition Corp. II

	By:	/s/ Kyle P. Bransfield
	Name:	Kyle P. Bransfield
	Title:	Chief Executive Officer